1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 26, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2026/02/26	The Company announced consolidated financial statements for the year ended December 31, 2025 approved by the Board of Directors
99.2 99.3 99.4	Announcement on 2026/02/26 Announcement on 2026/02/26 Announcement on 2026/02/26

Board of Directors resolved the distribution of cash dividend

New appointment of Administration Senior Executive Vice President

Board of Directors resolved to convene the Company's annual general meeting on May 29, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2026
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The Company announced consolidated financial statements for the year ended December 31, 2025 approved by the Board of Directors

Date of events: 2026/02/26

Contents:

1.
Date of submission to the board of directors or approval by the board of directors: 2026/02/26

2.
Date of approval by the audit committee: 2026/02/23
3.
Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2025/01/01~2025/12/31
4.
Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 236,114,409
5.
Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 86,969,217
6.
Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 48,547,702
7.
Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 50,269,600
8.
Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 40,517,100
9.
Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 38,712,404
10.
Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 4.99
11.
Total assets end of the period (thousand NTD): 535,871,951
12.
Total liabilities end of the period (thousand NTD): 135,081,875
13.
Equity attributable to owners of parent end of the period (thousand NTD): 386,257,711
14.
Any other matters that need to be specified: None

EXHIBIT 99.2

Board of Directors resolved the distribution of cash dividend

Date of events:2026/02/26

Contents:

1.
Date of the board of directors resolution : 2026/02/26
2.
Year or quarter which dividends belong to: Year 2025
3.
Period which dividends belong to: 2025/01/01~2025/12/31
4.
Appropriations of earnings in cash dividends to shareholders (NT$ per share): 5.2
5.
Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0
6.
Total amount of cash distributed to shareholders (NT$): 40,338,722,034
7.
Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0
8.
Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0
9.
Total amount of stock distributed to shareholders (shares): 0
10.
Any other matters that need to be specified: None
11.
Par value of common stock: NT$10

EXHIBIT 99.3

New appointment of Administration Senior Executive Vice President

Date of events:2026/02/26

Contents:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): important personnel
2.
Date of occurrence of the change: 2026/02/26
3.
Name, title, and resume of the previous position holder: None
4.
Name, title, and resume of the new position holder:Yuan-Kai Chen, Vice President of Investment Department
5.
Type of the change (please enter: "resignation", "position adjustment", "retirement", "death","new replacement" or "dismissal"): new replacement
6.
Reason for the change: new replacement
7.
Effective date: 2026/02/26
8.
Any other matters that need to be specified: None

EXHIBIT 99.4

Board of Directors resolved to convene the Company's annual general meeting on May 29, 2026

Date of events:2026/02/26

Contents:

1.
Date of the board of directors' resolution:2026/02/26
2.
Shareholders meeting date:2026/05/29
3.
Shareholders meeting location: Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)
4.
Shareholders' meeting will be held by means of (physical shareholders' meeting/ hybrid shareholders' meeting / virtual-only shareholders' meeting):physical shareholders' meeting
5.
Cause for convening the meeting (1):Report item(s)

(1):2025 business report

(2):2025 audit committee's review report

(3):2025 compensation distribution to directors and employees

(4):2025 compensation to directors

(5):Issuance of unsecured straight corporate bonds for 2025

(6):Amendments to the Ethical Corporate Management Best Practice Principles

(7):Amendments to the Sustainable Development Best Practice Principles

6.
Cause for convening the meeting (2):Ratification Item(s)

(1):Ratification of 2025 business report and financial statements

(2):Ratification of 2025 earnings distribution proposal

7.
Cause for convening the meeting (3):Discussion Item(s)

(1):Amendments to the Articles of Incorporation

(2):Amendments to the Procedures for Acquisition or Disposal of Assets

(3):Release of non-competition restrictions on Directors

8.
Extemporary Motions:
9.
Book closure starting date:2026/03/31
10.
Book closure ending date:2026/05/29
11.
Any other matters that need to be specified:None